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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2006

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Audited Financial Statements: Fiscal 2005 Ended 12/31/2005

    Form 52-109FT1: CEO Certification of Annual Filings

    Form 52-109FT1: CFO Certification of Annual Filings

    First Quarter Interim Financial Statements: Management’s Discussion and Analysis

2.  Unaudited Interim Financial Statements: First Quarter Ended 3/31/2006

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    First Quarter Interim Financial Statements: Management’s Discussion and Analysis

3.  Notice of Meeting and Record Date, dated 4/5/2006

    Notice of Meeting, dated 5/5/2006

    Information Circular for AGM to be held 6/9/2006, dated 5/5/2006

    Proxy

4.  News Release: April 5, 2006

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (9-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and cash flows for the years ended December 31, 2005, 2004 and 2003 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2005 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 21, 2006	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 21, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 21, 2006	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and term deposits – Note 5	$ 41,127	$ 92,207
GST receivable	6,783	1,442
Accrued interest receivable	-	820
Prepaid expenses and deposits	1,850	4,650

	49,760	99,119

Mineral property – Notes 3, 6 and Schedule 1	351,488	271,034

	$ 401,248	$ 370,153

LIABILITIES

Current
Accounts payable – Note 6	$ 144,740	$ 21,946
Convertible debentures – Note 8	100,000	-

	244,740	21,946

SHAREHOLDERS’ EQUITY

Share capital – Note 4	592,109	592,109
Contributed surplus – Note 4	23,250	21,351
Deficit accumulated during the exploration stage	(458,851)	(265,253)

	156,508	348,207

	$ 401,248	$ 370,153

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4 and 8

Subsequent Events – Notes 3 and 4

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Inception)
				to December 31,
	2005	2004	2003	2005

Administrative Expenses
Accounting and audit fees – Note 6	$ 23,027	$ 17,991	$ 10,784	$ 75,932
Consulting fees – Note 6	75,178	30,044	-	108,522
Filing fees	11,677	8,993	13,142	38,662
Interest and bank charges	341	1,547	309	3,010
Interest on convertible debentures	850	-	-	850
Investor relation costs	2,794	4,209	2,315	10,630
Legal fees	36,160	10,062	15,532	79,969
Office and miscellaneous – Note 6	12,258	10,347	9,670	48,862
Printing	966	1,133	726	5,212
Rent – Note 6	14,071	12,500	9,000	51,696
Sponsorship costs	-	14,750	7,500	22,250
Transfer agent	9,531	8,519	4,383	29,680
Travel – Note 6	5,161	2,674	1,027	13,777

Loss before other items	(192,014)	(122,769)	(74,388)	(489,052)

Other items:
Interest income	315	2,099	4,141	29,531
Project investigation costs	-	-	(5,680)	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	(1,899)	(21,351)	-	(23,250)

Loss for the period before income tax provision	(193,598)	(142,021)	(75,927)	(494,451)

Recovery of future income tax asset	-	35,600	-	35,600

Net loss for the period	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)

Basic and diluted loss per share	$ (0.04)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding	5,000,833	4,592,819	3,667,500

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Inception)
				to December 31,
	2005	2004	2003	2005

Operating Activities
Net loss for the period	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)
Non-cash items:
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	1,899	21,351	-	23,250
Recovery of future income tax asset	-	(35,600)	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(5,341)	2,951	(3,057)	(6,783)
Accrued interest receivable	820	271	3,496	-
Prepaid expenses and deposits	2,800	10,850	(15,500)	(1,850)
Accounts payable	122,794	(840)	9,430	144,740

Cash used in operating activities	(70,626)	(107,438)	(81,558)	(329,094)

Investing Activities
Promissory note receivable repaid (advanced)	-	-	20,000	(6,000)
Mineral property costs	(80,454)	(164,079)	(106,955)	(351,488)

Cash used in investing activities	(80,454)	(164,079)	(86,955)	(357,488)

Financing Activities
Issuance of share capital	-	300,000	-	627,709
Share subscriptions received	-	(100,000)	100,000	-
Convertible debentures issued	100,000	-	-	100,000

Cash provided by financing activities	100,000	200,000	100,000	727,709

Increase (decrease) in cash during the period	(51,080)	(71,517)	(68,513)	41,127

Cash and term deposits, beginning of period	92,207	163,724	232,237	-

Cash and term deposits, end of period	$ 41,127	$ 92,207	$ 163,724	$ 41,127

…/Cont’d.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2005	2004		2005

Cash and term deposits represented by:
Cash	$ 37,127	$ 15,207	$ 103,188	$ 37,127
Term deposit	-	73,000	60,536	-
Funds held in trust	4,000	4,000	-	4,000

	$ 41,127	$ 92,207	$ 163,724	$ 41,127

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	592,109	-	21,351	(265,253)	348,207

Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	5,000,833	$ 592,109	$ -	$ 23,250	$ (458,851)	$ 156,508

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2005 and 2004

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2003	Additions	2004	Additions	2005

Acquisition costs
Option payments	$ 10,000	$ -	$ 10,000	$ 10,000	$ 20,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	-	1,200	2,800	4,000

Balance, ending	20,411	-	20,411	12,800	33,211

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	20,359	29,376	49,735	45,190	94,925
Drilling	16,941	19,140	36,081	-	36,081
Geology	12,950	4,731	17,681	800	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	-	9,050	9,050	5,500	14,550
Project supervisions and engineering	30,944	48,789	79,733	9,560	89,293
Travel	-	10,391	10,391	4,533	14,924
Other	-	3,208	3,208	2,071	5,279

Balance, ending	86,544	124,685	211,229	67,654	278,883

Equipment costs	-	36,394	36,394	-	36,394

Permit deposits	-	3,000	3,000	-	3,000

	$ 106,955	$ 164,079	$ 271,034	$ 80,454	$ 351,488

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has acquired a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia (Note 3) and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2005, the Company had not yet achieved profitable operations, has a working capital deficiency of $194,980, has accumulated losses of $458,851 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock and debt.  Continued operations of the Company are dependent on the Company’s ability to complete equity or debt financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 9, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. (“Rock Creek”).  All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The subsidiary changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)

Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Note 2

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d)

Financial Instruments

The carrying value of cash and term deposits, accrued interest receivable, accounts payable and convertible debentures approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Note 2

Significant Accounting Policies – (cont’d)

g)

Stock-based Compensation

The fair value of all share purchase options granted after January 1, 2002, are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing assumptions do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

h)

Flow-through Shares

Under terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares.  In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2005.

j)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2005, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

Note 3

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company has acquired a 65% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia. The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $20,000 and equipment costs of $25,000 subject to a 10% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were suspended for July 31, 2004 and 2005, until the Company has access to the properties.  The Company is also required to pay $90,000 to an underlying vendor on commencement of commercial production.  The remaining 35% interest was purchased subsequent to December 31, 2006 for $10,000.

Note 4

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At December 31, 2005, there were 1,213,396 (2003: 2,022,334) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,464 on April 1, 2006

ii)

404,464 on October 1, 2006

iii)

404,468 on April 1, 2007

Subsequent to December 31, 2005, 404,464 common shares were released from escrow.

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted Average
	Number	Value

Balance, December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30

Balance, December 31, 2004 and 2005	447,500	$0.19

Note 4

Share Capital – (cont’d)

c)

Share Purchase Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

At December 31, 2005, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	April 9, 2006
50,000	$0.30	April 12, 2004	April 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009

447,500

Subsequent to December 31, 2005, the Company issued 292,500 common shares pursuant to the exercise of 272,500 share purchase options at $0.15 per share and 20,000 share purchase options at $0.30 per share.  Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired on April 7, 2006.

 In accordance with the Company’s policy regarding stock-based compensation, options that vest after the grant date are recognized on a straight-line basis over the period from date granted to when the options are fully vested.

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

Year ended
December 31,
2004

Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the vested director stock options granted were as follows:

	2005	2004

Weighted average fair value	$ 0.13	$ 0.14
Total vested options granted	175,000	153,901
Total fair value of vested options granted	$ 23,250	$ 21,351

Note 4

Share Capital – (cont’d)

d)

Share purchase warrants:

As at December 31, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

Subsequent to December 31, 2005, these warrants expired unexercised.

e)

Convertible Debentures

Note 8

Note 5

Restricted Cash

Included in cash is $4,000 held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 6

Related Party Transactions – Note 8

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005

Accounting	$ 18,980	$ 15,991	$ 8,459	$ 61,445
Consulting	72,000	9,000	-	81,000
Office and miscellaneous	10,372	9,000	9,000	44,497
Rent	9,900	9,000	9,000	44,025
Travel	-	1,575	-	1,575

Deferred exploration costs:
Consulting	44,246	29,376	-	73,622

	$ 155,498	$ 73,942	$ 26,459	$ 306,164

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Note 6

Related Party Transactions – Note 8 – (cont’d)

Included in accounts payable at December 31, 2005, is $112,211 (2004: $15,233) due to a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company.

Note 7

Income Taxes

The Company has available Canadian exploration and development expenses of $404,356 and non-capital losses of $326,219, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2014	10,733
2015	196,398

$ 326,219

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carry-forward	$ 116,134	$ 46,216
Undeducted share issue costs	-	2,170
Resource expenditures	32,845	25,579

	148,979	73,965

Valuation allowance for future income tax assets	(148,979)	(73,965)

Future income tax asset, net	$ -	$ -

Note 8 Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000.  Each debenture bears interest at 10% per annum, is repayable on November 30, 2006 and is convertible at the option of the lender into units.  Each unit will consist of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one common share at $0.305 per share until November 30, 2006.  Convertible debentures totalling $80,000 were issued to related parties.  These related parties are directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.

The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary.

Note 9

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties are expensed as incurred.

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations.  Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received. The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations. As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

c)

Convertible Debentures

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures would be allocated to contributed surplus (additional paid-in capital) from share capital.

Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended December 31, 2005, an additional interest expense (including accretion) of $15,058 has been recorded.

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows:

				February 8, 2000
				(Date of
				Incorporation)
				to December 31,
STATEMENT OF OPERATIONS	2005	2004	2003	2005

Net loss for the year per Canadian GAAP	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)

Resource property acquisition costs	(12,800)	-	(20,411)	(33,211)
Exploration costs incurred	(67,654)	(124,685)	(86,544)	(278,883)
Recovery of future income tax liability	-	(35,600)	-	(35,600)
Interest expense accreted on convertible debentures	(15,058)	-	-	(15,058)

Net loss per US GAAP	$ (289,110)	$ (266,706)	$ (182,882)	$ (821,603)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.06)	$ (0.05)

STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	$ (70,626)	$ (107,438)	$ (81,558)	$ (329,094)

Resource property acquisition	(12,800)	-	(20,411)	(33,211)
Exploration costs incurred	(67,654)	(124,685)	(86,544)	(278,883)

Cash flows used in operating activities per US GAAP	(151,080)	(232,123)	(188,513)	(641,188)

Cash flows from financing activities per Canadian and US GAAP	100,000	200,000	100,000	727,709

Cash flows used in investing activities per Canadian GAAP	(80,454)	(164,079)	(86,955)	(357,488)

Resource property acquisition	12,800	-	20,411	33,211
Exploration costs incurred	67,654	124,685	86,544	278,883

Cash flows used in investing activities per US GAAP	-	(39,394)	20,000	(45,394)

Increase (decrease) in cash per Canadian and US GAAP	$ (51,080)	$ (71,517)	$ (68,513)	$ 41,127

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows: – (cont’d)

	December 31,	December 31,
BALANCE SHEET	2005	2004

Total assets per Canadian GAAP	$ 401,248	$ 370,153
Mineral property acquisition and exploration costs	(312,094)	(231,640)

Total assets per US GAAP	$ 89,154	$ 138,513

Total liabilities per Canadian GAAP	$ 244,740	$ 21,946
Fair value of warrants on convertible debentures	(36,597)	-

Total liabilities per US GAAP	$ 208,143	$ 21,946

Deficit, per Canadian GAAP	$ (458,851)	$ (265,253)
Resource property acquisition costs	(33,211)	(20,411)
Exploration costs incurred	(278,883)	(211,229)
Recovery of FIT liability	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(15,058)	-

Deficit, per US GAAP	(821,603)	(532,493)

Share capital and share subscriptions per Canadian GAAP	592,109	592,109
Flow-through shares	35,600	35,600

Share capital and share subscriptions per US GAAP	627,709	627,709

Contributed surplus per Canadian and US GAAP	23,250	21,351
Interest expense accreted on convertible debentures	15,058	-
Fair value of warrants on convertible debentures	36,597	-

Contributed surplus per US GAAP	74,905	21,311

Total shareholders’ equity (deficiency) per US GAAP	$ (118,989)	$ 116,567

Note 10

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Form 52-109F1 Certification of Annual Filings

I, Terry Amisano, Chief Executive Officer of Zena Capital  Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Zena Capital Corp. (the issuer) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 27, 2006

___”Terry Amisano”____________________

Terry Amisano

Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, Roy Brown, Chief Financial Officer of Zena Capital  Corp., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Zena Capital Corp. (the issuer) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 27, 2006

__”Roy Brown”_____________________

Roy Brown

Chief Financial Officer

ZENA CAPITAL CORP.

ANNUAL REPORT

for the year ended December 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: April 26, 2006

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the year ended December 31, 2005, were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below) and issues with respect to access to the Property.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landower.  The Company filed both orders with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration order dated February 24, 2006, the matters related to access as outlined in the Mediation order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Company is currently formulating its plans with respect to undertaking certain exploration programs scheduled for 2006.  The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  If all debentures are converted into units, a total of 327,865 shares will be issued, and if all of the warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued.  The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX and applicable securities laws.

The proceeds of the financings were applied to exploration on the Company’s Industrial Mineral Property, property access-related costs and for general working capital.

Upon access being granted, the Company intends to complete reclamation on the 2004 program that was not completed due to access being withheld and commence a bulk sample.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

The Company is also currently reviewing financing options for the year ended December 31, 2006.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Year ended December 31,
	2005	2004	2003

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.04)	(0.02)	(0.02)
Net loss	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)
Total assets	401,248	370,153	291,663
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative quarter generally remained consistent, except for increases in legal fees and consulting fees as discussed in section 1.5.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2005	2005	2005	2005	2004	2004	2004	2004

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)
Per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

Net income (loss):
Total	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)
Per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

The Company reported a net loss of $193,598 for the year ended December 31, 2005.  Administrative expenses for the year ended December 31, 2005, increased by $69,245 compared to the year ended December 31, 2004.  This was primarily due to the increased activity with respect to administrative costs regarding the continuation of Phase 2 of the Program and access to the property.  Commencing January 2005, the Company increased payments to consultants from $2,000 per month to a total of $6,000 per month for services with respect to the administration of the Company.  A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company.  There were no sponsorship costs in the year ended December 31, 2005, as these costs were ‘one-time’ costs associated with the Company’s application to trade on the TSX Venture Exchange.  Legal costs have increased due to increased costs of maintaining the Company’s listing on the TSX Venture Exchange and support for property access issues.

The Company has incurred a total of $67,654 in costs for the year ended December 31, 2005, with respect to Phase 2 costs on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 of the financial statements.

Other expense for the period included $1,899 for stock-based compensation expense related to the vesting of share purchase options to Roy Brown.

1.6

Liquidity

The Company has total assets of $401,248.  The Primary assets of the Company are cash of $41,127, and a mineral property carried at $351,488.  The Company currently has $100,000 convertible debentures and has a working capital deficiency of $194,980.  The debentures bear interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.  However the Company has commenced discussions with respect to obtaining sufficient funds to enable it to continue with its business plan during the remainder of this fiscal year.  These funds may be obtained via loans or private placements of the Company’s common shares.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $351,488.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.  There are currently no specific expected sources of funds to fulfil its property option requirements, however, the Company has commenced discussions with interested parties regarding the same.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company (Greg Burnett):

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005

Accounting	$ 18,980	$ 15,991	$ 8,459	$ 61,445
Consulting	72,000	9,000	-	81,000
Office and miscellaneous	10,372	9,000	9,000	38,163
Rent	9,900	9,000	9,000	44,497
Travel	-	1,575	-	44,025

Deferred exploration costs:
Consulting	44,246	29,376	-	73,622

	$ 155,498	$ 73,942	$ 26,459	$ 306,164

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at December 31, 2005, is $112,211 (2004: $15,233) due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown).

Included in convertible debentures is a total of $80,000 owing to Terry Amisano Ltd. (controlled by a director of the Company), Alan Crawford (a director of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company) and Greg Burnett (a significant shareholder of the Company).

1.10

Fourth Quarter

The fourth quarter events were primarily related to continued work with respect to the Property and administration of the Company.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

The Company adopted no new accounting policies during the year ended December 31, 2005.

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable, accrued liabilities and convertible debenture approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

ii)

Common shares issued:

	Number	Amount

Balance, December 31, 2005	5,000,883	$ 592,109
Shares issued for cash stock options - at $0.15	272,500	-
- at $0.30	20,000	-

Balance, April 26, 2006	5,293,383	$ 592,109

iii)

Share purchase options

At December 31, 2005, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	April 9, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006

447,500

Subsequent to December 31, 2005, the Company issued 292,500 common shares pursuant to the exercise of 272,500 share purchase options at $0.15 per share and 20,000 share purchase warrants at $0.30 per share.  Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired on April 7, 2006.

iv)

Share purchase warrants

As at December 31, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

On April 20, 2006, these warrants expired unexercised.

v)

Escrow Shares:

At December 31, 2005, there were 1,213,396 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,464 on April 1, 2006;

ii)

404,464 on October 1, 2006;

iii)

404,468 on April 1, 2007;

On April 1, 2006, 404,464 common shares were released from escrow.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2006 and December 31, 2005

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	March 31,	December 31,
ASSETS	2006	2005

Current
Cash – Note 5	$ 50,169	$ 41,127
GST receivable	5,930	6,783
Prepaid expenses and deposits	4,475	1,850

	60,574	49,760

Mineral property – Notes 2, 3 and Schedule 1	374,988	351,488

	$ 435,562	$ 401,248

LIABILITIES

Current
Accounts payable – Note 3	$ 166,627	$ 144,740
Convertible debentures – Note 6	100,000	100,000

	266,627	244,740

SHAREHOLDERS’ EQUITY

Share Capital – Note 4	592,109	592,109
Share subscriptions received – Note 4	46,875	-
Contributed surplus	23,250	23,250
Deficit accumulated during the exploration stage	(493,299)	(458,851)

	168,935	156,508

	$ 435,562	$ 401,248

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended March 31, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to March 31, 2006

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2006	2005	2006

Administrative expenses
Accounting and audit fees – Note 3	$ 3,500	$ 7,500	$ 79,432
Consulting – Note 3	18,000	18,000	126,522
Filing fees	3,378	2,850	42,040
Interest and bank charges	2,499	90	5,509
Investor relations costs	680	207	11,310
Legal fees	-	8,400	79,969
Office and miscellaneous – Note 3	2,570	3,061	51,410
Printing	-	-	5,212
Rent – Note 3	3,150	3,750	54,846
Sponsorship costs	-	-	22,250
Transfer agent	671	1,151	30,351
Travel – Note 3	-	2,889	13,777

Loss before other items	(34,448)	(47,898)	(523,500)

Other items
Interest income	-	276	29,531
Property investigation costs	-	-	(5,680)
Write-down of promissory note	-	-	(6,000)
Stock-based compensation	-	(890)	(23,250)

Loss for the period before income tax provision	(34,448)	(48,512)	(528,899)

Recovery of future income tax asset	-	-	35,600

Net loss for the period	(34,448)	(48,512)	(493,299)

Deficit, beginning of period	(458,851)	(265,253)	-

Deficit, end of period	$ (493,299)	$ (313,765)	$ (493,299)

Basic and diluted loss per share	$ (0.007)	$ (0.01)

Weighted average number of shares outstanding	5,000,833	5,000,833

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to March 31, 2006

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2006	2005	2006
Operating Activities
Net loss for the period	$ (34,448)	$ (48,512)	$ (493,299)
Non-cash transactions:
Write-down of promissory note	-	-	6,000
Stock-based compensation	-	890	23,250
Recovery of future income tax asset	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	853	(636)	(5,930)
Accrued interest receivable	-	820	-
Prepaid expenses and deposits	(2,625)	(300)	(4,475)
Accounts payable	21,887	28,418	166,627

Cash used in operating activities	(14,333)	(19,320)	(343,427)

Investing Activities
Promissory note receivable	-	-	(6,000)
Mineral property costs	(23,500)	(17,558)	(374,988)

Cash used in investing activities	(23,500)	(17,558)	(380,988)

Financing Activities
Shares issued for cash	-	-	627,709
Share subscriptions received	46,875	-	46,875
Convertible debenture	-	-	100,000

Cash provided by financing activities	46,875	-	774,584

Increase (decrease) in cash during the period	(9,042)	(36,878)	50,169

Cash and term deposit, beginning of period	41,127	92,207	-

Cash, end of the period	$ 50,169	$ 55,329	$ 50,169

…/Cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three months ended March 31, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to March 31, 2006

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

February 8,
2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2006	2005	2006

Cash represented by:
Cash	$ 46,169	$ 51,329	$ 46,169
Funds held in trust	4,000	4,000	4,000

	$ 50,169	$ 55,329	$ 50,169

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to March 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	5,000,833	592,109	-	23,250	(458,851)	156,508
Cash received on share subscription	-	-	46,875	-	-	46,875
Net loss for the period	-	-	-	-	(34,448)	(34,448)

Balance March 31, 2006	5,000,833	$ 592,109	$ 46,875	$ 23,250	$ (493,299)	$ 168,935

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the three months ended March 31, 2006 and

for the year ended December 31, 2005

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		March 31,
	2004	Additions	2005	Additions	2006

Acquisition costs
Option and acquisition payments	$ 10,000	$ 10,000	$ 20,000	$ 5,000	$ 25,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	2,800	4,000	8,000	12,000

Balance, ending	20,411	12,8000	33,211	13,000	46,211

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 3	49,735	45,190	94,925	10,500	105,425
Drilling	36,081	-	36,081	-	36,081
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	9,050	5,500	14,550	-	14,550
Project supervisions and engineering	79,733	9,560	89,293	-	89,293
Travel	10,391	4,533	14,924	-	14,924
Other	3,208	2,071	5,279	-	5,279

Balance, ending	211,229	67,654	278,883	10,500	289,383

Equipment costs	36,394	-	36,394	-	36,394

Permit deposits	3,000	-	3,000	-	3,000

	$ 271,034	$ 80,454	$ 351,488	$ 23,500	$ 374,938

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2005, annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2005, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 65% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $20,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year commence July 31, 2003.  The Company is also required to pay $90,000 to an underlying vendor on commencement of commercial production.

Under the terms of the October 14, 2005 agreement, the Company acquired an additional 17.5% interest in the property for $5,000 paid during the three months ended March 31, 2006.  The remaining 17.5% interest was acquired subsequent to March 31, 2006 for an additional $5,000.

Note 3

Related Party Transactions – Notes 2 and 6

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and by a company controlled by a significant shareholder (11%) of the Company:

Note 3

Related Party Transactions – Notes 2 and 6 – (cont’d)

			February 8,
			2000 (Date of
	Three months ended		Inception) to
	March 31,		March 31,
	2006	2005	2006

Accounting	$ 1,500	$ 6,500	$ 62,945
Consulting	18,000	18,000	99,000
Office and miscellaneous	2,250	2,250	46,747
Rent	3,150	2,250	47,175
Travel	-	525	44,025
Interest	2,466	-	2,466

Deferred exploration:
Consulting	10,500	9,344	84,122

	$ 37,866	$ 38,869	$ 386,480

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2006, is $126,876 (December 31, 2005: $112,211) due to a partnership controlled by two directors of the Company and to a company controlled by a significant shareholder (11%) of the Company.

Note 4

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At March 31, 2006, there were 1,213,396 (December 31, 2005:  1,213,396) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

Note 4

Share Capital – (cont’d)

b)

Escrow Shares – (cont’d)

i)

404,464 on April 1, 2006 (released subsequent to March 31, 2006);

ii)

404,464 on October 1, 2006;

iii)

404,478 on April 1, 2007.

c)

Share purchase warrants:

As at March 31, 2006, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

	Exercise
Number	Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

Share purchase warrants for the acquisition of 1,333,333 common shares expired unexercised on April 20, 2006.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Options outstanding December 31, 2005 and March 31, 2006	447,500	$0.19

Note 4

Share Capital – (cont’d)

d)

Share Purchase Options - (cont’d)

Stock-based Compensation Plan – (cont’d)

At March 31, 2006, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	April 9, 2006
125,000	$0.225	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006

447,500

  Subsequent to March 31, 2006, the Company issued 272,500 common shares at $0.15 per share and 20,000 common shares at $0.30 per share pursuant to the exercise of share purchase options.  The consideration of $46,875 was received prior to March 31, 2006 and is disclosed as share subscriptions received.

 Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired unexercised on April 7, 2006.

The fair value of the share purchase options granted was determined using the Black-Scholes model.

Note 5

Restricted Cash

Included in cash is $4,000 (December 31, 2005: $4,000) held in trust, by the Company’s lawyer, for possible future royalty payments related to the Lapin Barite Property.

Note 6

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totaling $100,000.  Each debenture bears interest at 10% per annum, is repayable on November 30, 2006 and is convertible at the option of the lender into units.  Each unit will consist of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one common share at $0.305 per share until November 30, 2006.  Convertible debentures totaling $80,000 were issued to related parties.  These related parties are directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.

The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary.

ZENA CAPITAL CORP.

ANNUAL REPORT

for the three months ended March 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: May 29, 2006

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the three months ended March 31, 2006 were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below) and issues with respect to access to the Property.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landower.  The Company filed both orders with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration order dated February 24, 2006, the matters related to access as outlined in the Mediation order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Company is currently formulating its plans with respect to undertaking certain exploration programs scheduled for 2006.  The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  If all debentures are converted into units, a total of 327,865 shares will be issued, and if all of the warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued.  The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX and applicable securities laws.

The proceeds of the financings were applied to exploration on the Company’s Industrial Mineral Property, property access-related costs and for general working capital.

Upon access being granted, the Company intends to complete reclamation on the 2004 program that was not completed due to access being withheld and commence a bulk sample.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

The Company is also currently reviewing financing options for the year ended December 31, 2006.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Year ended December 31,
	2005	2004	2003

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.04)	(0.02)	(0.02)
Net loss	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)
Total assets	401,248	370,153	291,663
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005.

1.6

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative quarter generally remained consistent, except for increases in legal fees and consulting fees as discussed in section 1.5.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.7

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2006	2005	2005	2005	2005	2004	2004	2004

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)
Per share	$ (0.007)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ (0.007)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

Net income (loss):
Total	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)
Per share	$ (0.007)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ (0.007)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

The Company reported a net loss of $34,448 for the three months ended March 31, 2006.  Administrative expenses for the three months ended March 31, 2006 has decreased by $13,450 compared to the three months ended March 31, 2005.  This is primarily due to less activity by the Company with respect to its mineral claims and financing arrangements.  The majority of the quarter related to the Company awaiting the Arbitration Order and, consequently, activity was somewhat reduced.  Legal fees in the prior year’s three months were primarily related to financing, whereas there was no financing for the current quarter.  Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this.

The Company recorded a total of $23,500 in costs for the three months ended March 31, 2006 on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 of the financial statements.

1.6

Liquidity

The Company has total assets of $435,562.  The Primary assets of the Company are cash of $50,169, and a mineral property carried at $374,988.  The Company currently has $100,000 convertible debentures and has a working capital deficiency of $206,053.  The debentures bear interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.  However the Company has commenced discussions with respect to obtaining sufficient funds to enable it to continue with its business plan during the remainder of this fiscal year.  These funds may be obtained via loans or private placements of the Company’s common shares.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $374,988.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.  The Company has commenced discussions with interested parties regarding the same.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company (Greg Burnett):

			February 8,
			2000
			(Date of
	Three months ended		Incorporation)
	March 31,		to March 31,
	2006	2005	2006

Accounting	$ 1,500	$ 6,500	$ 62,945
Consulting	18,000	18,000	99,000
Office and miscellaneous	2,250	2,250	46,747
Rent	3,150	2,250	47,175
Travel	-	525	44,025
Interest	2,466	-	2,466

Deferred exploration costs:
Consulting	10,500	9,344	84,122

	$ 37,866	$ 38,869	$ 386,480

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at March 31, 2006 is $46,626 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $80,250 due to a company controlled by a significant shareholder of the Company (Greg Burnett).

Included in convertible debentures is a total of $80,000 owing to Terry Amisano Ltd. (controlled by a director of the Company), Alan Crawford (a director of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company) and Greg Burnett (a significant shareholder of the Company).

1.11

First Quarter

The first quarter events were primarily related to continued work with respect to the Property and administration of the Company.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.14

Changes in Accounting Policies

The Company adopted no new accounting policies during the three months ended March 31, 2006.

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable, accrued liabilities and convertible debenture approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

iii)

Common shares issued:

	Number	Amount

Balance, December 31, 2005 and March 31, 2006	5,000,833	$ 592,109
Shares issued for cash stock options - at $0.15	272,500	-
- at $0.30	20,000	-

Balance, May 29, 2006	5,293,333	$ 592,109

iii)

Share purchase options

At March 31, 2006, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	April 9, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006

447,500

Subsequent to March 31, 2006, the Company issued 292,500 common shares pursuant to the exercise of 272,500 share purchase options at $0.15 per share and 20,000 share purchase options at $0.30 per share.  The total consideration of $46,875 was received prior to March 31, 2006 and is disclosed as share subscriptions received.  The shares were issued to Terry Amisano and Kevin Hanson (131,250 each), Brian Hanson (10,000) and Roy Brown (20,000).

Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired on April 7, 2006.

iv)

Share purchase warrants

As at March 31, 2006, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

On April 20, 2006, these warrants expired unexercised.

vi)

Escrow Shares:

At March 31, 2006, there were 1,213,396 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,464 on April 1, 2006;

ii)

404,464 on October 1, 2006;

iii)

404,468 on April 1, 2007;

On April 1, 2006, 404,464 common shares were released from escrow.

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

April 5, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**ZENA CAPITAL CORP**
Meeting Type:	Annual and Special Meeting
ISIN:	CA98935B1094
Meeting Date:	June 9, 2006
Record Date for Notice:	May 5, 2006
Record Date for Voting:	May 5, 2006
Beneficial Ownership Determination Date:	May 5, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"LAURIE WADDINGTON"

LAURIE WADDINGTON
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7381ZCC.pdf

ZENA CAPITAL CORP. Annual and Special General Meeting to be held on June 9, 2006 Notice of Annual and Special General Meeting and Information Circular May 5, 2006

ZENA CAPITAL CORP.

Suite 604, 750 West Pender Street

Vancouver, B.C.

V6C 2T7

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting of the shareholders of Zena Capital Corp. (the “Company”) will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, on Friday, June 9, 2006 at 10:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2005, together with the auditor’s report thereon, and consider resolutions to:

1.

fix the number of directors of the Company for the ensuing year at three;

2.

elect directors for the Company for the ensuing year;

3.

appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s existing stock option plan; and

5.

transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.  If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Tuesday, June 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only shareholders of record at the close of business on Friday, May 5, 2006 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 5th day of May, 2006.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

ZENA CAPITAL CORP.

Suite 604, 750 West Pender Street

Vancouver, B.C.

V6C 2T7

INFORMATION CIRCULAR

(as at May 5, 2006 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Zena Capital Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Friday, June 9, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director or officer of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention:  Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 by the close of business on Tuesday, June 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Pacific Corporate Trust Company; or

•

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2005, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.  The Financial Statements are being mailed with this Circular to the shareholders of record.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company’s authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value of which 5,293,333 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Friday, May 5, 2006 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage ofIssued Capital
CDS & Co.(1)	2,030,834	38.36%
Kevin Roger Hanson	917,361	17.3%
Terry Michael Amisano	917,361	17.3%
Greg Burnett	561,111	10.6%
Alan Crawford	561,111	10.6%

Note:

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at May 5, 2006, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 2,415,833 common shares, representing 45.64% of the total issued and outstanding common shares.

The purpose of the Meeting is to fix the number of and to elect directors for the ensuing year, to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor and to confirm the Company’s existing stock option plan.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three.  Shareholders will also be asked at the Meeting to pass an ordinary resolution to confirm the number of directors for the ensuing year at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
TERRY M. AMISANO Surrey, B.C. President, Chief Executive Officer and Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	917,361
KEVIN R. HANSON North Vancouver, B.C. Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	917,361
ALAN CRAWFORD Vancouver, B.C. Director	Managing Director of Techven Finance Corp., a management company providing finance and consulting services to public companies	February 14, 2003	561,111

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.  Certain of these shares are subject to escrow restrictions.

The members of the Company’s audit committee are Terry Amisano, Kevin Hanson and Alan Crawford.  Terry Amisano is the Company’s Chief Executive Officer and is therefore not considered to be an independent member of the audit committee.  Each of Kevin Hanson and Alan Crawford are considered to be independent members in accordance with Multilateral Instrument 52-110, Audit Committee, of Canadian Securities Administrators.  Each member of the audit committee is “financially literate” in accordance with Multilateral Instrument 52-110 of Canadian Securities Administrators.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed directors and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Kevin Hanson was a director of Commercial Consolidators Corp. from November, 2001 to July, 2002.  In the fall of 2002 Commercial Consolidators had a receiver appointed to manage its affairs.  The receiver has been discharged.

Individual Bankruptcies

Other than Alan Crawford, no director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.  In 1996 Alan Crawford made a Creditor Financial Proposal in British Columbia to settle certain of his outstanding debts.  On May 29, 1996 the trustee acting in respect of the proposal confirmed that the provisions of the proposal had been fully performed.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company, being Terry M. Amisano (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary).  “Named Executive Officer” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Terry M Amisano, President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(2) Nil(2) Nil(2)
Roy Brown(3) Chief Financial Officer and Secretary	2005 2004	Nil Nil	Nil Nil	$44,246 $29,376	Nil 50,000	Nil Nil	Nil Nil	$900(6) $1,575(5)
Brian Hanson(4) (former Chief Financial Officer and Secretary	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

On March 16, 2000 the Company granted incentive stock options to Terry M. Amisano and Brian Hanson exercisable until April 9, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.).  These options were all exercised in March of 2006.  As no SARs have been granted, all references are to incentive stock options.

(2)

During the Company’s fiscal year ending December 31, 2005, the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $18,980 for accounting services, $12,000 for consulting services and $18,000 for office rent, equipment and general office supplies rendered to the Company.  During the Company’s fiscal year ending December 31, 2004 the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $15,991 for accounting services, $9,000 for consulting services and $18,000 for office rent, equipment and general office supplies rendered to the Company during the year.  The 2003 fees paid by the Company to Amisano Hanson totalled $8,459.00 for accounting services and $18,000 for office rent, equipment and general office supplies.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004.

(5)

This amount represents travel allowance payments.

(6)

Roy Brown receives reimbursement of out-of-pocket expenses and $300 per month for rental expense incurred in providing him with an office.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company has implemented a stock option plan dated March 21, 2004 and the Plan was accepted by the TSX Venture Exchange on April 12, 2004.  Under the Plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company and its subsidiary entitling them to purchase common shares.  The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, senior officers, employees and consultants, to reward directors, employees and consultants for their contribution toward the long term goals of the Company and to enable and encourage such persons to acquire common shares as long term investments.  The stock option plan is administered by the Company’s Secretary at the direction of the board of directors.

No stock options were granted to Named Executive Officers during the most recently completed financial year.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at December 31, 2005		Value of Unexercised in-the-Money Options/SARs at December 31, 2005(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Terry M. Amisano, President and Chief Executive Officer	Nil	Nil	131,250(5)	Nil	$30,187.50	Nil
Roy Brown(3) Chief Financial Officer and Secretary	Nil	Nil	50,000(6)	Nil	$4,000	Nil
Brian Hanson,(4) (former Chief Financial Officer and Secretary)	Nil	Nil	10,000(5)	Nil	$2,300	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2005 over the exercise price of the options.  Prior to December 31, 2005, the Company’s shares lasted traded on December 12, 2005 at a price of $0.38.

(3)

Roy Brown was appointed Secretary and Chief Financial Officer on April 21, 2004.

(4)

Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004.

(5)

These options were due to expire on April 9, 2006.  All of the options were exercised in March of 2006.

(6)

Of these options 20,000 were exercised in March of 2006 and the balance expired on April 7, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no employment contracts with its Named Executive Officers other than with Roy Brown which is on a month to month basis and provides for the payment of $3,500 per month (plus payment of out-of-pocket expenses and $300 for rent reimbursement).

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

There was no compensation paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the board of directors of the Company or its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.  During the Company’s most recently completed financial year the Company paid Amisano Hanson, Chartered Accountants (of which Terry Amisano and Kevin Hanson, two directors of the Company, are partners) $18,000 (plus applicable taxes) for office rent and supplies, $18,980 (plus applicable taxes) for accounting services and $12,000 for consulting services (plus applicable taxes).

The Company did not grant any incentive stock options to directors, officers, employees or consultants of the Company during the Company’s most recently completed financial year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which had been authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year ended December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	447,500	$0.1877	52,583
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	447,500	$0.1877	52,583

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and the confirmation of the Company’s stock option plan (as a result of directors and officers holding outstanding stock options in the Company).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Save and except as disclosed under this heading, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  Roy Brown, the Company’s Chief Financial Officer and Secretary, has an interest in the agreement dated September 24, 2003 (as amended) between the Company (and its subsidiary, Rock Creek Minerals Ltd.) and Byard MacLean pursuant to which the Company acquired an option to purchase a 100% interest in the Rock Creek mineral claims located in British Columbia.  The agreement called for Byard Maclean to retain a 20% Net Profits Interest (NPI) in the claims but acknowledged that Maclean had transferred 37.5% of the 20% NPI to Roy Brown (who at the time was neither a director or officer of either the Company or Rock Creek Minerals Ltd.).  By October 2005, the Company and Rock Creek Minerals Ltd. had earned an undivided 30% interest in the Rock Creek claims.  In October of 2005, the Company and Rock Creek Minerals Ltd. amended the initial option agreement with Maclean to provide that the Company and Rock Creek Minerals Ltd. would purchase the remaining undivided 70% interest in the Rock Creek claims for $20,000.  The 70% interest included Maclean’s portion of the 20% NPI that he had not transferred to Roy Brown.  Following this agreement the Company and Rock Creek Minerals Ltd. agreed with Roy Brown to change his interest in the Rock Creek claims (then consisting of a 7.5% NPI) to a 10% NPI.  Roy Brown obtained this increase in interest after becoming the Company’s Chief Financial Officer and Secretary (and director and officer of Rock Creek Minerals Ltd.).

In November, 2005 the Company completed a private placement of convertible debentures to Alan G. Crawford (a director of the Company), Terry Amisano Ltd. (a private company wholly owned by Terry Amisano, a director and the President and Chief Executive Officer of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company), Greg Burnett (an insider of the Company) and Global Capital Group Ltd.  The debentures are convertible into units in the capital of the Company and are secured over the assets of the Company and the Company’s wholly owned subsidiary, Rock Creek Minerals Ltd., by a general security agreement and floating charge.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Morgan & Company, Chartered Accountants, was first appointed as auditor of the Company on August 3, 2000.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company.  The Company's current audit committee consists of Messrs Kevin Hanson, Alan Crawford and Terry Amisano.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The majority of all of the members of the audit committee of the Company are independent, as that term is defined.  Mr. Amisano is not independent under MI 52-110 as a result of being the President and Chief Executive Officer of the Company and therefore being considered to be an executive officer of the Company.

Relevant Education and Experience

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined.

Kevin Hanson is financially literate as he has been a Chartered Accountant since 1983.

Terry Amisano is financially literate as he has been a Chartered Accountant since 1985.

Alan Crawford is financially literate as he holds a Masters in Business Administration (1992) and serves on the audit committee of two other reporting issuers.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Morgan & Company, Chartered Accountants, for services rendered in the last two fiscal years:

	2004	2005
Morgan & Company	($ thousand)
Audit fees(1)	$2,000	$3,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	Nil	Nil
Total	$2,000	$3,000

Notes:

(1)

Aggregate fees billed by the Company’s auditor (or accrued).

(2)

Aggregate fees billed by the Company’s auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and not contained under “Audit Fees”.

(3)

Aggregate fees billed by the Company’s auditor (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

(4)

Aggregate fees billed by the Company’s auditor (or accrued) and not included above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating three individuals to the Company’s board of directors (the “Board”), all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  Of the proposed nominees, Terry Amisano is an “insider” or management director (as a result of being an executive officer of the Company) and accordingly such person is not considered to be “independent”

within the meaning of MI 52-110.  The two other directors are considered by the Board to be “independent” within the meaning of MI 52-110.

The Board does not currently have a Chair and does not consider that, at this stage of the Company’s development, it is necessary to have one.

Directorships

The following directors of the Company are directors of other reporting issuers:

•

Kevin Hanson is a director of Brockton Capital Corp.;

•

Terry Amisano is a director of Brockton Capital Corp.; and

•

Alan Crawford is a director of Northern Hemisphere Development Corp. and Northern Continental Resources Ltd.;

Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors.  At this stage of the Company’s development the Board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics.  However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The Board has not yet had to select new nominees to the Board and, therefore, a formal process has not been adopted.  The Board expects that when the time comes to appoint new directors to the Board that the nominees would be recruited by the current Board members, and the recruitment process would involve both formal and informal discussions among Board members and the CEO.  The Board monitors, but does not formally assess, the performance of individual Board members and their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the Board compensation is reviewed on an annual basis.  At present, the Board is satisfied that the current compensation arrangements, which currently consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company.  The number of options to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.  At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee. The written charter of the Audit Committee, as required by MI 52-110, is contained in Schedule “A” to this Circular.  As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Stock Option Plan

Shareholders are being asked to confirm the Company’s Stock Option Plan dated March 31, 2004 which was initially approved by the shareholders of the Company at the meeting of shareholders held on June 30, 2003 and confirmed at the Company’s annual general meeting held on June 9, 2005.  The Stock Option Plan has also been approved by the directors of the Company and the TSX Venture Exchange (the “Exchange”).  There have been no changes to the Stock Option Plan since it was adopted and approved by the shareholders.  The purpose of the Stock Option Plan is described in the section “Executive Compensation – Options and Stock Appreciation Rights (SARS)” of this Circular.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or any consultant which in any one year will exceed 2% of the issued and outstanding shares of the Company or in any one year period to those persons employed by the Company who perform investor relations services which will, when exercised, in aggregate, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.  Options granted to an option holder who is engaged in investor relations activities must also expire within 30 days after the option holder ceases to be so engaged.

5.

The options may be subject to such vesting schedule over time as the board of directors may, in their discretion, implement or as may be required by the Exchange.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting,  the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT approval of the Company’s Stock Option Plan is hereby confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2005, a copy of which, together with Management’s Discussion and Analysis thereon, accompanies this Circular.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting Kevin Hanson at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, telephone: 604-689-0188;
e-mail: khanson@amisanohanson.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 5th day of May, 2006.

ON BEHALF OF THE BOARD

(signed) “Terry M. Amisano”

Terry M. Amisano,

President and Chief Executive Officer

ZENA CAPITAL CORP.

Schedule “A”
Audit Committee Charter

The Audit Committee is a committee of the Board to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The Audit Committee will:

(a)

review and report to the Board of Zena Capital Corp. (“Zena”) on the following before they are published:

(i)

the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of Zena;

(ii)

the auditors report, if any, prepared in relation to those financial statements,

(b)

review Zena’s annual and interim earnings press releases before Zena publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of Zena’s public disclosure of financial information extracted or derived from Zena’s financial statements and periodically assess the adequacy of those procedures,

(d)

recommend to the Board:

(i)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena; and

(ii)

the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Zena, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls that management and the Board have established,

(g)

monitor the management of the principal risks that could impact the financial reporting of Zena,

(h)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by Zena regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of Zena of concerns regarding questionable accounting or auditing matters,

(i)

pre-approve all non-audit services to be provided to Zena or its subsidiary entities by Zena’s external auditor,

(j)

review and approve Zena’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Zena,

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109,

(l)

review and recommend to the Board any changes to accounting policies;

(m)

review the opportunities and risks inherent in Zena’s financial management and the effectiveness of the controls thereon; and

(n)

review major transactions (acquisitions, divestitures and funding).

Composition of the Committee

The committee will be composed of 3 directors from Zena’s Board the majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with Zena which, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.

reporting to the Board on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors meeting; and

2.

reviewing, and reporting to the Board on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by Zena.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ZENA CAPITAL CORP.

TO BE HELD AT THE OFFICES OF THE COMPANY, SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, JUNE 9, 2006, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Terry Amisano, a Director of the Company, or failing this person, Kevin Hanson, a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: ____________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors for the ensuing year at three			n/a
2. To elect Terry Amisano as Director		n/a	
3. To elect Kevin Hanson as Director		n/a	
4. To elect Alan Crawford as Director		n/a	
5. Appointment of Morgan & Company as auditors of the Company		n/a	
6. To confirm the Company's stock option plan as set out in accompanying Information Circular			n/a

If the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or matters which may properly come before the Meeting, please tick this box □.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **a proxy must be** ***DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than the close of business (Vancouver, British Columbia time) on Tuesday, June 6, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the proxy is to be used or as may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting).**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: August 7, 2006         By /s/ Terry Amisano____________________

                                  Terry Amisano, President/Director